Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

October 30, 2008

Amanda McManus
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:   Lucas Publications, Inc.
         File No. 333-153923

Dear Ms. McManus:

We have received the comment letter dated October 29, 2008 from the Commission in regards to the October 9, 2008 filing of the Form S-1 of Lucas Publications, Inc.  In response to the comments of the Commission, the Issuer has made the following changes to the S-1 and to the accompanying exhibit 99(a), the Subscription Agreement.

Comment 1            Issuer has added the following language:

Prior to the effectiveness of this Registration Statement potential purchasers of the securities being registered herein shall not be provided with a copy of this Prospectus.

Comment 2	We have added $1,000 as the proposed Blue Sky qualification fees.

Comment 3	We have revised the signature block to add in the title of “principal accounting officer.”

Comment 4	Issuer has deleted Paragraph 4(c) from the Subscription Agreement which is Exhibit 99(a).

Comment 5	Issuer has deleted Paragraph 4(e) from the Subscription Agreement which is Exhibit 99(a).

Comment 6	Issuer has deleted Paragraph 5(a) from the Subscription Agreement which is Exhibit 99(a).

Issuer has made all of the above changes and hereby resubmits the S-1 for consideration.  Thank you.

Sincerely,

/S/ Joseph Pittera

Joseph Pittera